UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

EXPLANATORY NOTE

On January 25, 2016, Amira Nature Foods LTD (the “Company”) submitted its annual report on Form 20-F for the year ended March 31, 2015 with the Securities & Exchange Commission. The Form 20-F included consolidated statements of the Company and its subsidiaries as of March 31, 2015, 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2015.

This current report on Form 6-K of the Company is being furnished to provide the Company’s press release, earnings conference call transcript and presentation made on July 16, 2015 for the fiscal year and three (3) month period ended March 31, 2015, in accordance with General Instruction B of Form 6-K. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. A copy of the transcript for the earnings call, and a presentation in relation to the earnings call, are attached as Exhibit 99.2 and Exhibit 99.3 and are incorporated by reference herein. The information contained in Exhibits 99.1, 99.2 and 99.3 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends that we believed when such statements were made would affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our expectations and projections at such time were accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, results of operations, financial condition and audited financial statements;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in our Annual Report on Form 20-F. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Exhibits
99.1	Press Release, dated July 16, 2015
99.2	Earnings Call Transcript, dated July 16, 2015
99.3	Earnings Call Presentation, dated July 16, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C Wacha
Name: Bruce C Wacha
Title: Chief Financial Officer

Date: March 18, 2016